UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HyreCar Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

44916T107

(Cusip Number)

Geoffrey Morgan

Croke Fairchild Duarte & Beres LLC

180 N. LaSalle Street, Suite 3400

Chicago, IL 60601

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44916T107

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): William F. Holmes
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,042,809
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 2,042,809
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,042,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 6.7%
14	Type of Reporting Person (See Instructions): IN

1 Based on 30,414,249 shares of Common Stock outstanding as of September 30, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of HyreCar Inc., a Delaware corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is 915 Wilshire Blvd, Suite 1950, Los Angeles, California 90017; its telephone number is (888) 688-6769.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by William F. Holmes (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 831 Camden Park CT, Atlanta, GA 30342.

(c)	The principal occupation of the Reporting Person is serving as the Chief Executive Officer of Holmes Motors Inc., the business address of which is 831 Camden Park CT, Atlanta, GA 30342.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used available cash on hand to make the purchases of Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

The Reporting Person holds the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

From time to time, the Reporting Person may engage in discussions with members of the Issuer’s management team concerning, including, without limitation, strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficial owned by the Reporting Person is held by the Reporting Person.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023

By:	/s/ William F. Holmes
William F. Holmes

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since November 6, 2022, which were all completed through open market purchases.

Transaction Date	Shares Purchased	Price
12/13/2022	30,000.00	$0.4700
12/13/2022	14,228.00	$0.4600
12/14/2022	4,609.00	$0.4600
12/15/2022	20,000.00	$0.4500
12/15/2022	19,579.00	$0.4500
12/15/2022	15,000.00	$0.4500
12/16/2022	1.00	$0.4275
12/16/2022	28,487.00	$0.4300
12/16/2022	1,511.00	$0.4277
12/16/2022	1.00	$0.4276
12/16/2022	170.00	$0.4238
12/16/2022	16,567.00	$0.4300
12/16/2022	474.00	$0.4239
12/16/2022	3.00	$0.4278
12/16/2022	79.00	$0.4269
12/16/2022	2,707.00	$0.4277
12/16/2022	90.00	$0.4155
12/16/2022	23,707.00	$0.4200
12/16/2022	2,118.00	$0.4199
12/16/2022	126.00	$0.4198
12/16/2022	24,140.00	$0.4200
12/16/2022	5,860.00	$0.4300
12/16/2022	30,000.00	$0.4400
12/16/2022	30,000.00	$0.4500
12/16/2022	30,000.00	$0.4300
12/19/2022	14,391.00	$0.4100
12/19/2022	30,000.00	$0.4100
12/19/2022	4,609.00	$0.4200
12/20/2022	50,000.00	$0.4100
12/20/2022	4,609.00	$0.4100
12/20/2022	1,251.00	$0.3999
12/20/2022	10,951.00	$0.4000
12/20/2022	4,609.00	$0.4098
12/20/2022	4,609.00	$0.4098
12/20/2022	4,609.00	$0.4098
12/20/2022	1,500.00	$0.4098
12/20/2022	4,609.00	$0.4049
12/20/2022	1,500.00	$0.4098
12/20/2022	1,500.00	$0.4098

Transaction Date	Shares Purchased	Price
12/20/2022	1,500.00	$0.4097
12/20/2022	4,609.00	$0.4000
12/20/2022	50,000.00	$0.4100
12/20/2022	4,609.00	$0.3975
12/20/2022	4,609.00	$0.3999
12/20/2022	1,500.00	$0.3955
12/20/2022	1,500.00	$0.3989
12/20/2022	1,500.00	$0.3999
12/20/2022	1,500.00	$0.3999
12/20/2022	4,200.00	$0.4099
12/20/2022	2,700.00	$0.4097
12/20/2022	2,346.00	$0.4098
12/20/2022	35.00	$0.4099
12/20/2022	190,719.00	$0.4100
12/20/2022	55,000.00	$0.4000
12/20/2022	4,609.00	$0.4100
12/21/2022	91,135.00	$0.4000
12/22/2022	25,000.00	$0.3900
12/22/2022	3,841.00	$0.3999
12/22/2022	3,488.00	$0.4000
12/23/2022	2,573.00	$0.3900
12/23/2022	100.00	$0.3867
12/23/2022	47,638.00	$0.3900
12/23/2022	1,866.00	$0.3899
12/23/2022	396.00	$0.3849
12/27/2022	500.00	$0.3898
12/27/2022	191.00	$0.3700
12/28/2022	200.00	$0.3900
12/28/2022	95,849.00	$0.3900
12/28/2022	4,104.00	$0.3850
12/28/2022	24.00	$0.3838
12/28/2022	23.00	$0.3849
12/28/2022	10,000.00	$0.3800
12/28/2022	1,000.00	$0.3928
12/28/2022	3,230.00	$0.3700
12/28/2022	1,400.00	$0.3699
12/28/2022	976.00	$0.3849
12/28/2022	24.00	$0.3838
12/28/2022	1,000.00	$0.3850
12/30/2022	4,900.00	$0.4100
12/30/2022	4,609.00	$0.4100
12/30/2022	4,609.00	$0.4100
12/30/2022	4,609.00	$0.4099

Transaction Date	Shares Purchased	Price
12/30/2022	4,609.00	$0.4099
12/30/2022	2,400.00	$0.4097
12/30/2022	2,209.00	$0.4100
12/30/2022	4,609.00	$0.4243
12/30/2022	66.00	$0.4080
12/30/2022	4,543.00	$0.4100
12/30/2022	4,609.00	$0.4279
12/30/2022	16,153.00	$0.4000
12/30/2022	2,179.00	$0.3999
12/30/2022	4,609.00	$0.4280
12/30/2022	4,609.00	$0.4280
12/30/2022	1,625.00	$0.4000
12/30/2022	4,609.00	$0.4233
12/30/2022	4,609.00	$0.4250
12/30/2022	4,609.00	$0.4198
12/30/2022	4,609.00	$0.4180
12/30/2022	4,609.00	$0.4099
12/30/2022	4,609.00	$0.4100
12/30/2022	4,609.00	$0.4100
12/30/2022	2,383.00	$0.4099
12/30/2022	2,226.00	$0.4100
12/30/2022	300.00	$0.4001
12/30/2022	100.00	$0.4097
12/30/2022	100.00	$0.4098
12/30/2022	7,000.00	$0.4100
12/30/2022	2,500.00	$0.4099
1/4/2023	4,609.00	$0.4558
1/4/2023	4,609.00	$0.4558
1/4/2023	4,609.00	$0.4557
1/4/2023	10.00	$0.4900
1/4/2023	15,100.00	$0.4998
1/4/2023	69,006.00	$0.5100
1/4/2023	2,700.00	$0.4997
1/4/2023	4,348.00	$0.5000
1/4/2023	8,836.00	$0.4999
1/4/2023	4,609.00	$0.5153
1/4/2023	4,609.00	$0.5153
1/4/2023	4,609.00	$0.4561
1/4/2023	4,170.00	$0.5199
1/4/2023	439.00	$0.5200
1/4/2023	4,609.00	$0.5199
1/4/2023	2,033.00	$0.4900
1/4/2023	1,400.00	$0.4820

Transaction Date	Shares Purchased	Price
1/4/2023	900.00	$0.4800
1/4/2023	600.00	$0.4899
1/4/2023	1,109.00	$0.4900
1/4/2023	600.00	$0.4860
1/4/2023	409.00	$0.4869
1/4/2023	600.00	$0.4870
1/4/2023	3,600.00	$0.4800
1/4/2023	1,731.00	$0.4615
1/4/2023	98,236.00	$0.4780
1/4/2023	5.00	$0.4611
1/4/2023	28.00	$0.4700
1/4/2023	3,609.00	$0.4600
1/4/2023	1,000.00	$0.4581
1/4/2023	4,609.00	$0.4576
1/4/2023	4,609.00	$0.4576
1/4/2023	4,609.00	$0.4515
1/4/2023	4,509.00	$0.4514
1/4/2023	100.00	$0.4515
1/4/2023	4,609.00	$0.4462
1/4/2023	4,609.00	$0.4900
1/4/2023	4,609.00	$0.4769
1/4/2023	4,609.00	$0.4770
1/5/2023	100.00	$0.4849
1/5/2023	191.00	$0.4847
1/5/2023	4,318.00	$0.4850
1/5/2023	4,609.00	$0.4847
1/5/2023	265.00	$0.4898
1/5/2023	1,644.00	$0.4900
1/5/2023	2,700.00	$0.4899
1/6/2023	4,609.00	$0.5200
1/6/2023	11,233.00	$0.4800
1/6/2023	3,400.00	$0.4896
1/6/2023	437.00	$0.4892
1/6/2023	1,988.00	$0.4883
1/6/2023	94,175.00	$0.4900
1/6/2023	4,609.00	$0.5300
1/6/2023	4,609.00	$0.4900
1/6/2023	52,396.00	$0.5100
1/6/2023	47,604.00	$0.5095
1/6/2023	4,609.00	$0.5100
1/6/2023	4,609.00	$0.5100
1/6/2023	45,000.00	$0.5165
1/6/2023	4,609.00	$0.5200

Transaction Date	Shares Purchased	Price
1/9/2023	100.00	$0.4700
1/9/2023	2,286.00	$0.4800
1/9/2023	2,200.00	$0.4748
1/9/2023	300.00	$0.4749
1/9/2023	200.00	$0.4796
1/9/2023	300.00	$0.4749
1/9/2023	3,400.00	$0.4796
1/9/2023	100.00	$0.4757
1/9/2023	1,400.00	$0.4701
1/9/2023	4,900.00	$0.4796
1/9/2023	4,900.00	$0.4796
1/9/2023	3,000.00	$0.4796
1/9/2023	2,500.00	$0.4799
1/9/2023	100.00	$0.4750
1/9/2023	300.00	$0.4798
1/9/2023	100.00	$0.4750
1/9/2023	100.00	$0.4750
1/9/2023	2,900.00	$0.4790
1/9/2023	2,954.00	$0.4800
1/9/2023	46.00	$0.4792
1/10/2023	5,200.00	$0.5199
1/10/2023	8,500.00	$0.5198
1/10/2023	9,302.00	$0.5230
1/10/2023	1,998.00	$0.5200
1/10/2023	4,609.00	$0.4650
1/10/2023	10,000.00	$0.5000
1/10/2023	4,609.00	$0.4999
1/10/2023	4,609.00	$0.4950
1/10/2023	4,609.00	$0.4900
1/10/2023	476.00	$0.4851
1/10/2023	3,090.00	$0.4899
1/10/2023	200.00	$0.4850
1/10/2023	243.00	$0.4900
1/10/2023	100.00	$0.4875
1/10/2023	200.00	$0.4867
1/10/2023	300.00	$0.4870
1/10/2023	4,609.00	$0.4900
1/10/2023	3,509.00	$0.4600
1/10/2023	1,100.00	$0.4598
1/10/2023	100.00	$0.4800
1/10/2023	3,996.00	$0.4600
1/10/2023	7,227.00	$0.5300
1/10/2023	16,995.00	$0.5000

Transaction Date	Shares Purchased	Price
1/10/2023	1,358.00	$0.4900
1/11/2023	4,609.00	$0.5399
1/11/2023	2,200.00	$0.5399
1/11/2023	2,409.00	$0.5398
1/11/2023	4,609.00	$0.5400
1/11/2023	1,700.00	$0.5376
1/11/2023	2,055.00	$0.5400
1/11/2023	854.00	$0.5391
1/11/2023	3,800.00	$0.5374
1/11/2023	809.00	$0.5376
1/11/2023	4,609.00	$0.5375
1/11/2023	700.00	$0.5375
1/11/2023	3,909.00	$0.5374
1/11/2023	300.00	$0.5266
1/11/2023	14,309.00	$0.5300
1/11/2023	686.00	$0.5299
1/11/2023	3,719.00	$0.5300
1/11/2023	100.00	$0.5266
1/11/2023	100.00	$0.5286
1/11/2023	4,505.00	$0.5299
1/11/2023	100.00	$0.5266
1/11/2023	3,066.00	$0.5294
1/11/2023	2,900.00	$0.5300
1/11/2023	4,600.00	$0.5300
1/11/2023	4,609.00	$0.5300
1/11/2023	4,609.00	$0.5300
1/11/2023	4,609.00	$0.5300
1/11/2023	4,609.00	$0.5300
1/11/2023	4,609.00	$0.5200
1/11/2023	4,609.00	$0.5300
1/11/2023	4,609.00	$0.5200
1/11/2023	4,509.00	$0.5300
1/11/2023	100.00	$0.5280
1/11/2023	31,920.00	$0.5400
1/11/2023	2,600.00	$0.5200
1/11/2023	5,986.00	$0.5300
1/12/2023	923.00	$0.5400
Total	2,042,809.00